Filed by Charter Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company:  Charter Communications Inc.
Commission File No. 001-33664

The following is a transcript of Chris Winfrey’s remarks at the Deutsche Bank Leveraged Finance Conference on September 30, 2014:

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CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

EVENT DATE/TIME: SEPTEMBER 30, 2014 / 05:10PM GMT

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

CORPORATE PARTICIPANTS
Chris Winfrey Charter Communications, Inc. - EVP, CFO

PRESENTATION

Unidentified Participant

Hi, everybody. Thanks for coming. We keep the trains running on time here in the telco room, so we're going to get started and let others fill in as they come through.

So again, thanks, everyone, for coming. This is not going to be a formal presentation by Charter, but more of just a moderated Q&A session. So I'm going to start off with some questions for Chris. Actually, let me just introduce the Company, has a few folks here in attendance here today. To my right is Chief Financial Officer Chris Winfrey. And I saw -- oh, Stefan Anninger from Investor Relations in the front row. And Chuck Fisher is in the back in the finance group.

So we are going to just sort of dive right into Q&A. I will look up every couple questions or two, to take some poll from the room, and you guys can feel free to hop in, certainly.

So, Chris, I think good place to start, just to kind of level-set everyone, is Tom joined a little while ago now, and there were some changes in strategy. And I was hoping maybe you could just lay out for us a little bit of kind of new Charter, where you are today on the strategic front, in terms of implementing a lot of the operating initiatives you had; and what we can expect to hear from you maybe sort of going forward, on how you kind of finish the existing core strategy, but also a little bit about how you apply that strategy to the Time Warner Cable assets that are coming soon.

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

Sure. So I think it's relevant to take a look back a little bit at the past, because it is going to apply to what we do going forward on some of the newer assets. And if I think back to two years ago, and really in the middle of the summer of 2012, Tom had been on board really since February of 2012. And John Bickham had joined us about that time. He is our Chief Operating Officer.

We effectively reorganized the entire Company. Every job description in the Company fundamentally changed in terms of what they did, how they did it, how they were measured, and the metrics that applied to what they did. In many cases, people's reporting lines changed -- in some cases, including yours truly -- the physical location of where you were based changed.

We did that to enable the Company, to put the Company in a position to be able to compete and provide high-quality service by providing a better product in the home. And so we came out with the Triple Play product, which wasn't new in and of itself, but a Triple Play product that would be superior in every respect to every competitive offer that was out in the marketplace. So $90 Triple Play that had $30 video, $30 Internet, and $30 phone in promotional pricing; but doing so in a way that didn't have any taxes and fees, didn't have any contracts, so we're not the phone company, and provided an Internet speed that was faster -- that started faster than where our competitors could go, and provided a digital HD video product that had video-on-demand on every single outlet in the home, something that satellite can't provide, now provides over 200 HD channels, more than any other provider, and to provide it in a simple package that didn't have nickel-and-dime fees. So cable modem rental was for free; didn't have taxes and charges on Internet or phone. A simple offering that would be compelling to consumers; and behind that, a service, which is why I mentioned the organizational changes and operating service, that was improving along the way.

And so that all took place in the middle of 2012. We are now in the situation from a product perspective where, as I mentioned, over 200 HD channels. Our slowest Internet speed is 60 megabits per second. We have a video product that has video-on-demand on every single outlet. And we are going all-digital. We will be complete, 100% all-digital, at the end of this year. At the time that we made those changes, we told basically everybody that the way that you could see those changes take effect would be, first, through improved selling and improve Triple Play take-up. And you would see -- first see that in PSUs, so primary subscriber units per customer relationship would start to lift.

On the back of that, despite some of the re-rating of the legacy customer base, that you would start to see residential customer revenue rise as well. And then on the back of that, you would start to see revenue increase several quarters on, and accelerate. That all took place. And on the back of that, once we got through some of our operating investments, that you would see EBITDA start to uplift. So we are now, in the last quarter, roughly 7% revenue and 8% EBITDA growth. All of this has come to take place, and all of it is improving. So Charter is in a fundamentally different place than it is today.

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

The last piece of the puzzle was we told people, we're going to spend a lot of money to go do it, and we are going to take the platform all-digital. We are going to insource a lot of the things that we had outsourced to vendors in the past, and bring it onshore in many cases. And as we did that, we spent more on boxes. We spent more for every transaction to put a higher-quality product and service in the household. And we are just about at the tail end of that.

And so by the time we get into closing the pending transactions, we should start to see the cash flow element of that really increase, as the all-digital project is behind us. Revenue growth is already there. EBITDA growth is already there. We have effectively stemmed video losses, and we are growing expanded basic video share. We are growing expanded basic video relationships, so we are taking video market share. So we are highly competitive today. We always were on Internet, and now that is the case with video and phone as well.

At the time, when we introduced all this, the most difficult thing to articulate to people was that we were going to spend a lot more money, and we were going to take the pricing down on every single one of our products so that we could increase revenue, we could increase EBITDA, and we could increase cash flow, which also is counterintuitive.

But when you think about what I just described, it is because you are putting a compelling product and service into the household. It's designed to take market share and drive deeper penetration into the home. And it's designed to reduce service transactions, because it is a higher-quality product, and it's competitive; and to reduce churn, which increases your ROI.

And now that we are in that position, we haven't reached the pinnacle. We have a lot of new product development that's coming out this year. We effectively launched the tablet applications for putting video in the home. We are moving that to out-of-the-home with download-to-go, iPhone, Android apps -- that all takes place today. And we've brought our box costs down significantly so that when we acquire new assets, we can take them all-digital at a much lower cost. We've reduced our set-top box costs by over 50% in the past two years, which means that as we deploy that operating strategy elsewhere, we can do it at a lower capital intensity.

So all of that we find attractive. And Charter as it stands today is going to continue to get better. We didn't need to do M&A. It's highly successful, and we believe it's going to continue to accelerate. In fact, everything that we're doing today is doing better; from subscriber relationships and financial performance, the business is very strong. But this gives us a larger footprint to apply those operating strategies. And it gives us a more logical geographical footprint in the M&A that we've already done today to be even more efficient and to grow faster.

Unidentified Participant

And I guess --

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

-- a mouthful, so I don't know if that's --

Unidentified Participant

Yes, no, and that helps set the context for what you're going to try to do with the assets that you're getting. Because, in effect, you're going to try to replicate the exact strategy that you just did for the last two years.

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

That's correct.

Unidentified Participant

The question is --

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

I think we'll be better at it, and I think we will do it at a lower capital intensity, because we've just gone through --

Unidentified Participant

And that's the question. The question is, one, over what period of time do you expect to see those subs start to replicate the performance of the core Charter subs? And is it sort of 75% or 80% of the spend that you had to do to get there?

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

So now you're looking for guidance. I think there are elements of this that are going to be significantly easier. One is that we have a product set that we can deploy in a faster fashion, and we have an organization that has a lot more muscle memory of what we just did. We have a deeper bench. We have a tremendous operating team that is doing a very good job today. And that was being built up over those two years at Charter. So from that perspective, we should be able to go faster.

I think on the flip side, we are acquiring cable systems in a traditional sense from another operator; an operator who, at that point in time, will not have owned those assets. So we will need to transition off. That brings a little bit more complexity.

So from a timing perspective, I can't sit here and tell you whether it's going to be a quarter faster or a quarter slower. But I do think the development will look very, very similar to what we saw at Charter. And I think you can count on that type of progression taking place, albeit with a lower capital intensity.

Unidentified Participant

And maybe this is a good chance to step back and just remind us of where the transaction stands right now from a status perspective. I think Comcast has guided to an early 2015 close on the big piece, on the main piece. And then I think you're sort of 30 to 45 days behind that.

What are the hurdles that need to be met for those transactions to close? And then can you just talk a little bit about how you plan to be opportunistic on doing the rest of the financing that you need to do to culminate your part?

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

Sure. So I'm not the regulatory specialist in-house, but we do need to get through FCC review, as well as the LFA, amongst -- LFAs, which are the local franchise authorities, amongst others. And we will, as you mentioned, be on the back of the Comcast/Time Warner Cable transaction. They feel good about an early Q1 2015 closing for them, as they've disclosed. We will come shortly on the back of that because GreatLand Connections, formerly called SpinCo, will go through its financing process. We have a high level of confidence our transaction really doesn't bring the regulatory issues. And once they get theirs done, we should be pretty quick to come on the heels of that.

The financing, in terms of how we are addressing it, there is really -- there's three transactions, and they fall into two separate buckets as it relates to financing. The first two transactions are the sale and exchange of Time Warner Cable Midwest and South regional assets, to Charter from Comcast. We have financed already today $4.5 billion of what we think is an $8.4 billion need. That includes the $3.5 billion Term Loan G that we just financed, as well as $1 billion of Term Loan A that we've secured. And there's an additional $3.9 billion to go.

At the time when we did the Term Loan G, we didn't have carve-out audited financial statements, so that kept us more into the bank market, at that point time. I think that's about to rapidly change. And typical for Charter, we will be able to take a look across the capital structure; evaluate what makes the most sense to us in terms of interest expense, flexibility, and all-in fixed cost equivalent, so that we can compare things at a senior or subordinated level.

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Unidentified Participant

And so it's fair to say that we shouldn't just necessarily assume that the rest of the financing, which you had started with, was going to be all secured. Given that you'll be able to prepare an [OM], because you have carve-out financials -- the bank market's open. The bond market's open. You can do secured, unsecured --

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

Traditional Charter, we'll be opportunistic. We never set out as a design to be at 1.25 times first lien leverage, which is where we have been for the past year or so. It was because of what the bond market was giving us at the time, so we went light on the first lien. We've come back into the bank market and took advantage of that, given the circumstances at the time, and because we had that capacity that we had created over time. Given where we are today, you're right. If we have all options available to us, as in the past, if we find one type of security is giving us a better flexibility in relative rate, then we'll move more into that category. And we can think out of the box in terms of what types of securities we use.

Unidentified Participant

Good time -- I'll go to the room, see if anybody has any questions in the audience. I mean, come on. It's okay. They make me do all the hard work anyway.

So one of the more poorly understood aspects of the deal is the tax sharing agreement that you have with Comcast. In effect, it sounds like it works like a carve-out, where as you were in the benefit of the tax savings, you have to remit payments back to Comcast. Can you just sort of simply lay out for us how that structure works, and as debt investors, how we should think about what the contingent liabilities are, and over what timeframe?

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

So, Charter's tax assets have been better understood over time, but I still don't think fully understood. So we have $10 billion tax basis today, and roughly $8 billion of loss carryforward. And the loss carryforward, or NOL, people generally tend to understand. What they don't understand is that Charter has this large tax basis, as excess tax basis, relative to any of our peers or competitors, or what you would reasonably expect for a company of Charter's size.

And so on the last call, we had a lot to get through, and I'm not sure it was totally picked up. We think the present value of our existing tax assets today are about $3 billion. And that's significant. That includes the excess tax basis -- so not your normal tax basis -- excess tax basis, which is [ineffective]. It's really a better NOL, because it's not time-based. And the loss carryforward itself; so $3 billion there. We think these transactions marginally accelerate the usage of that NOL, which means the present value increases.

So we were not going to be a cash taxpayer until after 2019, which is really code for 2020. And we weren't going to be a material cash income taxpayer until then. And we are still not going to be a material cash income taxpayer until then. The only difference now is that, whereas Charter would have, prior to this deal, paid cash tax to the IRS, we will now have an additional step up of tax basis, which was created by Comcast selling us the assets and paying the tax upfront. And because they've paid the tax upfront, and we receive the benefit of the basis, all you're really saying is that instead of paying income cash tax to the IRS in 2020, because we have this large basis that only comes about because of what Comcast did, we will pay them the equivalent benefit over to Comcast. And after eight years, to the extent there's additional excess tax basis, we will pay them the present value of the future tax basis at that point in time. So you can think about the value of all that.

In total, we think the payments that we'll make to Comcast is roughly $2 billion, instead of paying to the IRS. And the present value of that will be about $1 billion today. And so we will book that as a liability on the balance sheet. The right way to think about it is even though we expected to be a cash income taxpayer before in 2020, we wouldn't have booked a liability for that cash income tax. The only difference here is we are now just going to pay it to Comcast instead of another party. So you can look at it as a liability from credit perspective. But if you do, then you have to take a look at valuing the asset that we've received, as well, in the form of present value of the liquidity benefit.

I would say that it's actually easier to just ignore the $1 billion of PV in that context, and realize that we don't typically book cash tax payments in the future years out as a liability on somebody's balance sheet.

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Unidentified Participant

And it works in the same manner that it will -- what you ultimately pay to Comcast will, to some extent, be driven upon the performance of the assets. So to the extent the assets outperform or underperform, that will change the amounts owed to Comcast, but they are owed --

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

Yes, I want to pay them as quickly as possible. Because that means I'm earning a lot of income, in the same way that we would've been happy to pay cash tax if we were earning outsized income. But we are not conservative in terms of how we think about the potential of the business, or we plan for good growth and accelerating growth in all of our thoughts.

Unidentified Participant

And then just one more question on the transaction before we move on. At the time of the deal, you had indicated -- I think you had shown some numbers during the bank process of about $1.2 billion in EBITDA for the assets that were coming in then. I think you're going to get a little less than $200 million, on a run rate basis, from the management fee from SpinCo or GreatLand.

Are you confident, at this point, that you sort of have a good handle around you know the assets that you're getting; you have a pretty good idea of the cash flow that's coming with them? Given that I think a lot of your due diligence work that you were able to do was really superficial at the time. You had to make your own estimations about what the business looked like, based upon what you knew of the --

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

Superficial might be a kind word. We didn't have access. So what we did is we constructed a formula that we felt very comfortable that the value that we actually received would be appropriately paid for. So we are paying 7.125 times the carve-out EBITDA of the EBITDA that we are receiving for the TWC exchange and sale. And we are providing the same amount of value, 7.125 times, in the swap assets that we provide. And GreatLand will be valued on the same basis. So if the EBITDA is slightly higher, you receive more value than what you expected, you're going to pay a little bit more. And if the EBITDA is slightly less, then you'll pay a little bit less.

But relative to what the expectations have been, through where Charter first came out on the time that we announced the deal -- which is really based on pro rata video subscribers and nothing more -- to the point where you got to preliminary S-4s and final S-4 out of Comcast, the numbers for the TWC and Charter systems really haven't moved that much. And that's the EBITDA that we are going to consolidate. So we feel pretty good. All of the EBITDA methodologies will be the same between the three different companies. They will be audited. They may look slightly different. We have talked at length about that, once they've come under new ownership.

I think for the purposes of the TWC transactions that we'll acquire from Comcast, we think the effective multiple that we paid might be slightly less. And for the one-third ownership that we will acquire in GreatLand, that the effective multiple might be slightly higher, because of higher programming dyssynergies there.

But net-net, we think it's a very attractive deal. We will pay for what we get, and it will be fair. And we are comfortable with where the numbers are coming out. We are comfortable with -- while I said we didn't really have diligence leading up to it, and we didn't, we had a formula and a contractual relationship that protected us. And everything that we've found since then -- of course, we are, all three companies, deeply involved in transition planning right now, which is a deeper form of diligence -- we haven't had negative surprises. We feel very good about the assets that we are acquiring, and the asset that we are acquiring a one-third interest in. They're high-quality systems, and we expect to be able to grow them well.

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Unidentified Participant

And speaking of your stake that are going to have in GreatLand, there are restrictions around what you can do in order to keep it tax-free, the spin. Can you just remind us on what the limitations are for you there? And then to extend that just a little bit further, can you also talk about the evolving M&A philosophy? This is a big transaction. You are going to your plus or minus half. You're going to the plus half turn of leverage, versus your target. How do we think about what additional opportunities would look like, and how you weigh that versus just an investment in organic growth?

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

There's a lot in that question. So to be clear, we have no plans. We've not talked about it. We don't have any plans to acquire additional interest in GreatLand. We're actually pretty pleased with the deal that we struck. We like it. It gives GreatLand a chance to operate at a more efficient level than it would have otherwise have been able to do, to grow at a faster pace than we think it could have done otherwise. And it works well from the service relationship that we have towards GreatLand -- not only benefits GreatLand, but it enables Charter to -- together with GreatLand, to take advantage of contiguous and overlapping DMA markets to provide a better service and product in these marketplaces. And by having the scale that's available to both companies, while we won't bill GreatLand for our cost at actual economic cost, we won't be charging them markup on services. Both companies will benefit from that enhanced scale and that enhanced geographical footprint.

Specifically as it relates to what we contractually agreed to, we will not buy any shares of GreatLand for the first two years. And from years 2 to 4, we have a standstill above 49% ownership, where we would be prevented from buying any additional shares unless it was otherwise approved by the Board. But again, we are happy with our one-third interest that we have in GreatLand today. And it achieves most of our objectives and enables us to help grow both assets.

As it relates to additional M&A, we have a relatively full plate today. But we also have a very different management team than we did two years ago, and we have a lot of bench strength. We have a proven playbook. We've insourced a lot of the IT systems and platforms that traditionally have made it harder to integrate. I'm not saying that we are done. Our CIO would fall over if he heard me say that. But we are well on our way, and we're in a lot better position.

So we have the operational capability from a people, processing, platforms, systems basis, to be able to take on acquisitions than we did two years ago. I think we told people at the time that the Bresnan acquisition was a bit of a warm-up exercise to get good at doing these things. And Charter has done a ton of M&A. Most of it's a smaller type systems over the past couple of years. So we've had the opportunity to hone in on some of those skills. So we could do more.

Ideally, you'd have a little bit of time to wait. But the reality is that the remaining cable operators out there are predominantly family-controlled. And so to the extent that we have a willing seller -- which is a very big if -- and it's an asset that we like and we think we could apply the operating strategies to and grow, and to the extent that it's an attractive price, not just for Charter but also for the seller. It has to make sense for both parties. If we can find those solutions along the way, then I think we will continue to look at them. And, indeed, we do.

Unidentified Participant

And you do come back within your leverage target, right? (multiple speakers)

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

You had a multi-pronged question; I didn't answer that. So our target leverage range hasn't changed. We are 4 to 4 1/2 times. We are comfortable up to 5 times. So obviously with this transaction, with Comcast, we are going to be at the 5 times range already. So we'd have to be very disciplined in the way that we thought about additional transactions, to live within that framework that we remain committed to.

Unidentified Participant

Questions here from the audience?

Yes.

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

QUESTION AND ANSWER

Unidentified Audience Member

(inaudible - microphone inaccessible)

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

Any dividends expected out of the JV -- you mean out of GreatLand? Well, we'll really just operate it first. And they are going to come out of the box at 5 times leverage. And so GreatLand Connections will be attractively financed, is our expectations. And they'll have very good systems. They have a great management team in Michael Willner, who has operated cable assets many times before, has a significant industry presence, and has worked with partners really well in the past. So all of that, I think, bodes well.

As to their financial policy, I can't really speak for them, because they will be an independent publicly traded company. But just thinking like if you look at the facts, they will be out of the box 5 times. They have a lot of work to get through in transitioning out of Comcast services into Charter operator services. And they won't have, out of the gate, the same tax assets that Charter is going to have. So I can't speak to what their target leverage range will be. But if I had to guess, I wouldn't think it would be all that different from Charter. But over time, and certainly by the time they go out to finance, we will have a better answer for you on that.

Unidentified Participant

Yes, Adam?

Unidentified Audience Member

In years 2 to 4, the restriction on getting [rid of the] 49%, is that strictly cash-related, or --

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

So the question for webcast is, the restriction that we have in our agreement with Comcast to not by shares in years 2 to 4 that would cause us to go above 49%, the question was whether that was strictly tax or governance related. I'm not so sure that the line is that black and white between which one it was at the time. I think one Comcast wanted to make sure that they were protecting their shareholders, if we were going to own two-thirds of the company, as well from a creeping majority type situation, is my guess.

I was part of those discussions. But to be honest, they were a while ago, and I don't remember what was tax of what was regulatory, and what was governance. But we were okay with it simply because we felt good about being a third owner of GreatLand and the benefits that it brought, not just to GreatLand, but to Charter as well.

Unidentified Participant

Others from the audience? I wanted to move on to mobility. It has become an increasingly important feature. I think lots of people are talking about the concept of mobility outside -- video delivery outside the home and on a mobile basis. How can you -- cable has had some fits and starts with wireless over time. How can you best articulate what you think the right strategy looks like for Charter, at this point, for mobility? And do you think it's something that you will need to develop over time, as really just as a tool for defense as the rest of the industry evolves around it?

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

Let's start with two statements, which I think are a fact. One is, we are providing mobile video today; increasingly, that includes more content. So we have a very attractive user interface that sits on mobile devices that enables people to take advantage of video-on-demand; increasingly, download to go; and, in certain instances, live TV. That will be increasing. A lot of that is rights-driven. And so that platform is there, and that product outside the home will continue to get better and better. I will come back to what network is that delivered on when it's outside the home.

But the second thing to take a look at is, as a Wi-Fi provider, as a wireless company today, most of the traffic in our footprint for our customers in wireless is going over our wireless network. It's our Wi-Fi. We deploy a router inside the home that enables us to provide throughput service to be able to see the end-user device, and actually be able to manage that wireless network inside the home. I think it's a fairly common stat that whether it's 75% or 80% of the mobile traffic that's taking place that's going over Wi-Fi, we are the Wi-Fi provider. That's inside the home.

Inside of our commercial customers today, we have dual SSIDs. And that can start to enable, for example, the Jiffy Lube to be able to offer different services, whether it's just straight Internet access, or whether it's video, customized video that can take place on the dual SSID inside that business. That's a service that we could offer. And the routers that we're deploying into the homes of residential customers are dual SSID capable today, which means that you can have a public Wi-Fi capability. So that's inside the home, and inside the business.

And already you've started to -- because you have already seeded the marketplace with these Wi-Fi routers, and you were being paid for those, that service that we are providing -- then the next step is, okay, would you take it outside the home? And Tom Rutledge has led the way in many respects in doing this in the past, of bringing hanging outdoor Wi-Fi.

Now that we have a different geographical footprint, and as we start to get some of the basic building blocks and execution out of the way, I think that opportunity is very large for Charter. To be able to provide for Internet subscribers, it's a nominal fee, or for free, yet to be determined; and most likely as part of their regular Internet service, the ability to access their Internet service outside the home.

You then can expand that further and say if you're on a Charter Wi-Fi, whether it's in the home or out of the home, does it change your ability to provide authenticated video to that customer? And you can think about a lot of different, interesting aspects, all of this inside of the Wi-Fi world. And that will take time to develop. The wedge is described as a matter of building blocks. But I do think there are ways that you could actually cooperate with existing wireless providers, or otherwise enter into the market that would enable you to enter into the voice side of that as well, that enabled you to see mostly transfer between Wi-Fi service and spectrum -- not our brand spectrum, but a GSM equivalent.

Unidentified Participant

Right. That sounds like it's sort of code word for, ultimately, partnership you would need. Thinking about mobility outside the home, you're not going to go deploy 25,000 cell sites, and buy a bunch of spectrum, and do all that other stuff.

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

Unless Tom has not told me about something, I'm not sure that building out cell towers nationwide is our primary focus right now.

Unidentified Participant

So how does that work, from your perspective I guess, as you think about using wireless as a product in the bundle?

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

Well, I think I just -- we are already using wireless in the bundle today.

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Unidentified Participant

I mean outside the home.

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

In the way that I just described. I think it's being deployed by other cable operators today, Wi-Fi outside the home, in certain regions more than others. But with our new footprint, I think you will see us go outside the home at a fairly low incremental cost. I wouldn't expect this to be a major capital expenditure item. And it would be a way to add value to our customers in a fashion that our competitors don't and can't provide; all of which sounds attractive for growing your residential and commercial Internet services at a faster pace. If it can go beyond that, I think there's strong possibilities. But I think you go step-by-step at first.

Unidentified Participant

Final question from me, sort of gets to the over-the-top question in the cord cutting. There's some renewed interest and speculation about this whole notion. I guess you obviously own the valuable pipe into the home, which is really what OTT is relying on, in many sense. But to the extent you start to see, or is it possible -- do you think it's even relevant or possible that we could see unbundling of content, which is really what a lot of the OTT mavericks are trying to push for, is the breakdown of the a la carte type programming?

Chris Winfrey - Charter Communications, Inc. - EVP, CFO

I think you started out by highlighting the value of the service that we provide. We are the infrastructure service provider today. We are providing the fastest Internet in our markets. Whether that's for delivery of regular way Internet or content, we're indifferent. And it adds value, and we can drive market share growth from our Internet product, and use that to support our video and phone growth as well.

The OTT concept, what I struggle with is I haven't seen an equation yet that provides a customer a better product, the content they want [curated] in the way they want, without having to flip between multiple authentications. In a way that the service provider who is providing that can deliver that content at a lower cost than what we can do today, and also to have the content providers be willing to sell it in a way that they would be able to have the lower input costs for the service provider -- those three notions are very difficult to combine.

And I look at it from a consumer perspective. And I look at it in terms of -- would I value that service? Would I want that service? And I look at it from a service provider perspective and say, could I make money off of that product, more than with what I have today? So far, the answer for me has been no on both fronts.

We have the rights to be able to provide those same type of products. We just haven't seen a way that you could actually have a competitive product that provides incremental value to the customer at an attractive price point. Today, we offer our video service for $30 inside of a Triple Play. And that includes access to over 200 HD channels, if you take a box with that, which you have to, because it's digital. You get video on demand on the set-top box, and you also get access to our iPad tablets and -- or not tablets, but our TV everywhere platform, both inside the home and increasingly outside the home. So I think we provide a lot of value inside that $30, and a lot of content, way more content than some of the packages that we've thought about being created. So that's on the customer side and what we sell.

And from a content provider standpoint, I struggle to understand, does this mean that they are going to stop tying? Does this mean that they are going to stop bundling in some respect? That would be nice, because we'd like to see that on the content that we buy, as well. It would be very attractive for us.

I think we could do a better job packaging content in a way that the subscribers, who we know well, would actually desire. So far, that's not been the case. Does this open the door for that? A, we would be able to provide the same type of over-the-top service, whether it's to a single device, which isn't very customer friendly, or be able to apply that to our traditional video delivery service over set-top boxes and over IP devices, inside and outside the home. This could end up being attractive for the MVPDs. It's kind of what we've been asking for a long time. So far, they've been reluctant to do it for us. So I don't know why they would be so willing to do it for others.

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SEPTEMBER 30, 2014 / 05:10PM GMT, CHTR - Charter Communications Inc at Deutsche Bank Leveraged Finance Conference

Unidentified Participant

Well, with that, we actually are out of time. But Chris, thank you very much for coming, and thanks, everyone, for joining us.

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Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.
In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, July 24, 2014, August 14, 2014, August 25, 2014, September 3, 2014 and September 5, 2014 Comcast filed with the SEC amendments to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement became effective on September 5, 2014. The joint proxy statement dated September 5, 2014 was first mailed to Comcast and Time Warner Cable shareholders on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
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Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.
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Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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